HCC ANNOUNCES CLOSING OF EXCHANGE OFFER
FOR 2.00% CONVERTIBLE NOTES DUE 2021

HOUSTON (November 23, 2004)

HCC Insurance Holdings, Inc. (NYSE symbol: HCC) announced today that HCC’s offer to exchange its outstanding 2.00% Convertible Notes due 2021 (the “Old Notes”) for 2.00% Convertible Exchange Notes due 2021 (the “New Notes”) in accordance with the terms of the exchange offer (the “Offer”) expired at 5:00 p.m., New York City time on November 23, 2004.

During the offering period, approximately $172,442,000 principal amount of Old Notes were exchanged for New Notes. HCC has accepted all tendered Old Notes, and in exchange, will issue a like principal amount of New Notes.

All remaining Old Notes not exchanged in the Offer will remain outstanding.

HCC is an international insurance holding company and a leading specialty insurance group since 1974, based in Houston, Texas with offices across the USA and in Bermuda, England, and Spain. HCC has assets of more than $5 billion, shareholders’ equity of over $1 billion and is rated AA (Very Strong) by Standard & Poor’s and A+ (Superior) by A. M. Best Company.

For more information, visit our website at www.hcch.com.

Contact:	L. Byron Way, Vice President HCC Insurance Holdings, Inc. Telephone: (713) 690-7300

Forward-looking statements contained in this press release are made under “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. The types of risks and uncertainties which may affect the Company are set forth in its periodic reports filed with the Securities and Exchange Commission.

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